THE ALGER ETF TRUST

360 Park Avenue South

New York, New York 10010

November 6, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward P. Bartz

Re:	The Alger ETF Trust (File Nos.: 811-23603, 333-248085)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger ETF Trust (the “Trust”), on or about December 16, 2020 we plan to file under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Investment Company Act”), Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2020 for the purpose of registering two series of the Trust, Alger Mid Cap 40 ETF and Alger 25 ETF (together, the “Funds”).

The Amendment will be filed in order to (i) reflect the comments of the staff (the “Staff”) of the SEC on the Registration Statement, as discussed below, and (ii) make certain other revisions.

Comments were provided on the Registration Statement to Gary L. Granik, Esq. by Edward P. Bartz of the Staff by letter dated September 17, 2020. For the convenience of the Staff, comments have been restated below in their entirety, and the Trust’s response follows each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1

PROSPECTUS

Both Funds

General

1.

Staff Comment: We are aware that the Trust, Fred Alger Management, LLC, and Fred Alger & Company, LLC filed an application and subsequent amendments seeking exemptive relief from certain provisions of the Investment Company Act (the “Application”). The Commission issued a Notice for Comment on May 4, 2020 and a subsequent order granting certain exemptive relief on May 19, 2020 (the “Order”). We further note that the Application incorporated by reference the terms and conditions of a prior application (the “Precidian Application”) and order granting the same relief. See Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order). Please tailor the disclosure throughout the registration statement to conform to the specific exemptive relief granted by the Order, including the relevant representations and conditions, directly and indirectly, contained in the Application and the Precidian Application.

Response: The disclosures throughout the Amendment have been conformed to the specific exemptive relief granted by the Order, including the relevant representations and conditions, directly and indirectly, contained in the Application and the Precidian Application.

Cover Page

2.

Staff Comment: The Precidian Application states the Funds will include a Legend describing how the Funds will operate differently from a traditional ETF. Please revise the cover page to make the Legend more prominent. In particular, please bold the entire Legend, and consider using a larger font size or other methods to better highlight the Legend.

Response: The Legend has been revised so that it is now bold and in a larger font size.

3.

SEC Comment: Please revise the Legend so that, other than referring to two ETFs instead of just one, the verbiage is identical to the verbiage in the Precidian Application, without modifications. See Precidian Application at page 20.

Response: The Legend has been revised so that, other than referring to two ETFs instead of just one, the verbiage is identical to the verbiage in the Precidian Application, without modifications.

4.

SEC Comment: Please ensure that the Legend provides, at a minimum, cross-references for premium/discount risk, trading halt risk, and authorized participant concentration risk. Please also ensure that the discussions of these risks are grouped together in response to Items 4 and 9 of Form N-1A.

Response: The Legend has been revised to include cross-references for Non-transparent ETF Structure Risk, Trading Issues Risk, Early Close/Trading Halt Risk, Authorized Participant/AP Representative Concentration Risk, Market Trading Risk, and Premium/Discount Risk. Additionally, these risks have been grouped together.

Prospectus Summary – Fund Fees and Expenses

5.	SEC Comment: Please submit correspondence as soon as possible providing us with completed fee tables and Examples.

Response: Completed fee tables and Examples will be submitted as correspondence as soon as possible following the organizational meeting of the Trust’s Board of Trustees, at which the Trust’s advisory agreement with Fred Alger Management, LLC (“FAM”) will be considered for approval. The Trust currently anticipates that it will file at least one more pre-effective amendment to the Registration Statement (in addition to the Amendment) prior to seeking acceleration of the effectiveness of the Registration Statement, and the completed fee tables and Examples will be included in such pre-effective amendment.

6.

SEC Comment: The footnote to the line item in the fee tables for “Distribution and/or Service 12b-1 Fees” states that “[t]he Fund has adopted a Rule 12b-1 plan that allows the Fund to pay annual fees not to exceed [    ]% to the Fund’s distributor for distribution and individual shareholder services; however, the Board of Trustees has determined not to authorize payment of a 12b-1 plan fee at this time.” Please revise this disclosure to state that the Board of Trustees has determined not to authorize payment of a 12b-1 plan fee for at least one year from the effective date of the prospectus. Alternatively, please enter the maximum amount of the 12b-1 fees in this line item.

Response: The footnote to the “Distribution and/or Service 12b-1 Fees” line item of the fee tables has been revised to read as follows: “The Fund has adopted a Rule 12b-1 plan that allows the Fund to pay annual fees not to exceed [    ]% to the Fund’s distributor for distribution and individual shareholder services; however, the Board of Trustees has determined not to authorize payment of a 12b-1 plan fee for at least one year from the effective date of this prospectus.”

Prospectus Summary – Principal Investment Strategy

7.	SEC Comment: Please disclose in this section and in the discussions of the Funds’ principal investment strategies in the full prospectus that the Funds are non-transparent, actively managed ETFs.

Response: Disclosure has been added to the Principal Investment Strategy section of the prospectus noting that the Funds are non-transparent, actively managed ETFs. The disclosure for each Fund reads as follows: “The Fund is a non-diversified and non-transparent, actively managed exchange-traded fund (“ETF”) that does not seek to replicate the performance of a specified index.”

8.

SEC Comment: Please disclose in this section that the Fund operates in reliance on an exemptive Order from the Securities and Exchange Commission that limits the types of investments the Fund may hold. In addition, please disclose, as applicable, that the Fund will invest only in ETFs and exchange-traded notes, common stocks, preferred stocks, American depositary receipts, real estate investment trusts, commodity pools, metals trusts, currency trusts and futures. Also, disclose that all of the instruments in which the Funds will invest will trade on a national securities exchange registered with the Securities and Exchange Commission and will trade contemporaneously with the Fund’s shares.

Response: The disclosure has been updated as follows, which aligns with the permissible investments outlined in the Precidian Order: “The Fund operates in reliance on an exemptive order from the SEC (the “Order”), which limits the types of investments the Fund may hold to those listed in the Fund’s application for the Order. Under the terms of the Order, the Fund is permitted to invest only in exchange-traded funds, exchange-traded notes, exchange listed common stocks, exchange-traded preferred stocks, exchange-traded ADRs, exchange-traded real estate investment trusts, exchange-traded commodity pools, exchange-traded metal trusts, exchange-traded currency trusts and exchange-traded futures that trade on a U.S. exchange contemporaneously with the Fund’s shares, as well as cash and cash equivalents (which are short-term U.S. Treasury securities, government money market funds, and repurchase agreements). The Fund’s investment strategies and practices, including those listed above, are subject to these limitations.”

9.

SEC Comment: Please disclose that the Funds may invest in cash and cash equivalents, which are specifically limited to short-term U.S. Treasury securities, government money market funds, and repurchase agreements. See note 16 of the Precidian Application. Also, please delete from the registration statement any discussions about other types of investments that, pursuant to the Order, are not permissible investments for the Funds.

Response: The registration statement has been updated to refer only to those types of investments that the Funds are authorized to invest.

Prospectus Summary – Principal Risks

10.	SEC Comment: Please consider revising this section so that all of the risks associated with the Funds’ non-transparent structures precede the other risks of the Funds.

Response: The Principal Risks section has been revised so that all risks associated with the Funds’ non-transparent structures precede the other risks of the Funds.

11.

SEC Comment: Please provide a risk in this section and in the full prospectus captioned “Premium/Discount Risk.” In discussing this risk, please also disclose that shares of the Funds may trade at prices other than NAV, and that this risk may be greater for the Funds than for traditional ETFs that disclose their full portfolio holdings on a daily basis.

Response: A Premium/Discount Risk has been added to the summary and statutory prospectuses.

12.

SEC Comment: The third risk in this section is captioned “Portfolio Transparency Risk.” Please revise this caption to “Non-transparent ETF Structure Risk.” Also, in order to more closely track the language on page 21 of the Precidian Application, please revise the third sentence of this risk to state that the VIIV is intended to provide investors “with enough information to allow for an effective arbitrage mechanism that will keep the market price of the Fund at or close to the underlying NAV per share of the Fund.”

Response: The requested edits have been made to the risk in both the summary and statutory prospectuses.

13.

SEC Comment: The sixth risk in this section is captioned “Authorized Participant/AP Representative Concentration Risk,” and includes a disclosure stating that “[t]he fact that the Fund is offering a novel and unique structure may affect the number of entities willing to act as Authorized Participants and AP Representatives.” Please revise this sentence to clarify that the novel and unique structure of the Fund may result in fewer entities willing to act as Authorized Participants and AP Representatives.

Response: The relevant portion of the “Authorized Participant/AP Representative Concentration Risk” has been revised in the summary and statutory sections of the prospectus to read as follows: “The fact that the Fund is offering a novel and unique structure may result in fewer entities willing to act as Authorized Participants and AP Representatives.”

14.

SEC Comment: The seventh risk in the section, “Market Trading Risk,” discusses the Funds’ shares trading at a premium or discount to NAV. Please also disclose that disruptions to creations and redemptions, the existence of extreme market volatility, or potential lack of an active trading market for shares may result in shares trading at a significant premium or discount to NAV and/or in a reduced liquidity of the Funds’ shares. Also disclose that, during such periods, shareholders may be unable to sell their shares, or may incur significant losses when selling shares.

Response: The “Marketing Trading Risk” in the summary section of the prospectus has been revised to read as follows: “The Fund faces numerous market trading risks, including disruptions to creations and redemptions, the existence of extreme market volatility, or potential lack of an active trading market for shares that may result in shares trading at a significant premium or discount to NAV and/or in a reduced liquidity of the Funds’ shares. During such periods, shareholders may be unable to sell their shares, or may incur significant losses when selling shares.”

15.

SEC Comment: Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Funds’ disclosures, including risk disclosures, should be revised based on how these events may affect the Funds and their investments. If the Funds believe that no additional disclosure is warranted, please explain to us supplementally why not.

Response: “Market Risk” is designed to address the impact of significant market events, including the COVID-19 pandemic, on the Funds and their investments. Due to the length and severity of the COVID-19 outbreak we have added additional disclosure specific to the pandemic.

Prospectus Summary – Purchasing and Redeeming Fund Shares

16.

SEC Comment: Please describe the purchase and redemption of Creation Units through Authorized Participants in this section, including the number of Fund shares that constitute a Creation Unit. Also, please revise the first sentence of this section to state that shares may only be purchased or sold on a national securities exchange through a broker or dealer at market price. See Item 6(c) of Form N-1A.

Response:    The disclosure included in the Registration Statement complies with Items 6(c) and 11(g) of Form N-1A, as amended by Exchange-Traded Funds, Investment Company Act Release No. 33646 (Sept. 25, 2019). The amendments to these Items of Form N-1A will become effective on December 22, 2020. The Trust does not currently anticipate that it will seek acceleration of the effectiveness of the Registration Statement prior to such date. Accordingly, the Trust has sought to comply with the Form N-1A requirements as they will exist at the time the Registration Statement becomes effective, rather than as they exist today in the soon-to-be-outdated Form N-1A. The Trust, therefore, respectfully declines to revise the disclosure in the Registration Statement per the Staff’s comment.

Additional Information About the Funds’ Investment Strategies and Investments –

Principal Investment Strategies and Related Risks

17.

SEC Comment: The second paragraph in this section states that the Funds’ equity investments may include “securities convertible into or exchangeable for equity securities (including warrants and rights) and depositary receipts.” Since, other than convertible preferred stock, the Funds’ permissible investments do not include securities convertible into equity securities, please revise this paragraph to delete impermissible investments. Also, please revise “depositary receipts” in this paragraph and throughout the prospectus to “American Depositary Receipts.” See Precidian Application at page 8.

Response: The disclosure has been revised as follows: “Each Fund’s investments in equity securities are primarily in common or preferred stocks, including convertible preferred securities, and American Depositary Receipts.” The term “depositary receipts” has also been revised throughout the disclosure to “American Depositary Receipts” or “ADRs.”

Share Price and Distributions – The Verified Intraday Indicative Value

18.	SEC Comment: Please provide the specific methodology for calculating the Funds’ VIIV in this section. In doing so, please include language from page 23 and note 54 of the Precidian Application.

Response: The following disclosure has been added to the “Share Price and Distributions – The Verified Intraday Indicative Value” section: “The Funds have adopted policies and procedures concerning the calculation of their VIIV. In accordance with these procedures, the portfolio used for calculating the VIIV will be the same portfolio used to calculate the Fund’s NAV for that business day. The VIIV will be calculated to the nearest penny by dividing the “Intraday Fund Value” as of the time of the calculation by the number of total Fund shares outstanding. Intraday Fund Value is the sum of a Fund’s assets (e.g., the amount of cash and cash equivalents held in a Fund’s portfolio, the current value of the securities positions in the Fund’s portfolio, plus any accrued interest, and declared but unpaid dividends) minus all accrued liabilities. All portfolio securities will be valued by the calculation engines throughout the trading day at the mid-point between the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities Information Processor.”

Hypothetical Investment and Expense Information

19.

SEC Comment: Since the first paragraph of this section states that the hypothetical investment and expense information provided is not required by Form N-1A, please explain to us why this information is permitted to be in the prospectus, including why it is not misleading.

Response: In October 2006, FAM entered into an Assurance of Discontinuance with the State of New York Office of the Attorney General (the “NY AG”) to settle certain allegations regarding market-timing in the Alger mutual fund family. As part of this agreement, FAM agreed to disclose in the prospectuses of funds for which it provides management or advisory services “a summary showing the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year.” Per General Instruction C.3(b) of Form N-1A, a fund may include, except in response to Items 2 through 8 of Form N-1A, information in the prospectus that is not otherwise required, so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included in the prospectus. The Funds believe that the above-referenced disclosure meets this standard given that (1) it was mandated by the NY AG as a means to provide more information to investors, and (2) the disclosure immediately preceding the tables clearly indicates that it is a hypothetical example and that an investor’s expenses and returns are likely to differ from those shown in the tables.

ActiveShares Methodology

20.	SEC Comment: Please file as an exhibit to the registration statement a copy of the licensing agreement with Precidian Investments LLC.

Response: Respectfully, we do not believe that the licensing agreement with Precidian Investments, LLC (the “Licensing Agreement”) is required to be filed as an exhibit by Form N-1A. Additionally, the Licensing Agreement contains certain confidential terms.

Alger Mid Cap 40 ETF

Prospectus Summary – Principal Investment Strategy

21.

SEC Comment: The third paragraph in this section states that the Fund invests at least 25% of its total assets, in the aggregate, in companies in the “health care equipment & supplies, health care technology, biotechnology, life sciences tools & services, and/or software” industries. Since the Fund intends to concentrate, i.e., invest more than 25% of its assets in the industries discussed in the previous sentence, please explain to us why the primary economic characteristics of these industries are not materially different from each other, particularly with regard to the software industry. We may have further comments after reviewing your response.

Response: We believe that the economic characteristics of companies in these industries are related because the dynamics of the Health Care Equipment & Supplies, Health Care Technology, Biotechnology, and Life Sciences Tools & Services industries are driven in critical ways by fundamental technological developments in areas such as artificial intelligence, big data analysis, automation, etc., which are taking place in the Software industry.

22.

SEC Comment: The fourth paragraph of this section states that, “[g]enerally the Fund will own approximately 40 holdings. Fund holdings may occasionally differ from this number for a variety of reasons.” Please disclose the variety of reasons why the Fund may occasionally depart from maintaining 40 holdings. We may have further comments after reviewing your response.

Response: The Fund may deviate from the stated number of holdings during periods of extreme market volatility, such as when the Fund has entered a defensive position. Additionally, the Fund may temporarily exceed the stated number of holdings when it acquires a new security and determines it is beneficial to investors to exit an existing position over an extended period of time, as opposed to immediately exiting the entire position.

23.

SEC Comment: The tenth risk in this section, titled “Concentration Risk,” states that the Fund is subject to the risks of focusing on an industry or group of industries. Please identify in this disclosure the industry or group of related industries in which the Fund will be concentrated.

Response: As noted in the Principal Investment Strategy Section, the Fund may concentrate its investments in the following industries: “health care equipment & supplies, health care technology, biotechnology, life sciences tools & services, and/or software, as defined by third party sources.” These industries, and their associated risks, are also identified in the “Sector Risk.” Accordingly, we do not believe that it is necessary or appropriate to repeat in “Concentration Risk” the list of industries or group of related industries in which the Fund may be concentrated.

Alger 25 ETF

Principal Investment Strategy

24.

SEC Comment: The second paragraph of this section states that the Fund “invests in companies whose securities are traded on domestic exchanges.” Please revise this section to state that the Fund invests in companies whose securities trade on a national securities exchange registered with the Securities and Exchange Commission, and trade contemporaneously with the Fund’s shares. Please make corresponding changes throughout the prospectus and the Statement of Additional Information.

Response: The disclosure, and all corresponding references throughout the prospectus and Statement of Additional Information, have been revised as requested.

25.

SEC Comment: The third paragraph of this section states that, “[g]enerally the Fund will own approximately 25 holdings. Fund holdings may occasionally differ from this number for a variety of reasons.” Please disclose the variety of reasons why the Fund may occasionally depart from maintaining 25 holdings. We may have further comments after reviewing your response.

Response: The Fund may deviate from the stated number of holdings during periods of extreme market volatility, such as when the Fund has entered a defensive position. Additionally, the Fund may temporarily exceed the stated number of holdings when it acquires a new security and determines it is beneficial to investors to exit an existing position over an extended period of time, as opposed to immediately exiting the entire position.

26.

SEC Comment: The fifth paragraph in this section states that the Fund may invest a significant portion of its assets in the information technology, healthcare, consumer discretionary, and industrials sectors. Please provide corresponding risks for the Fund’s significant investments in all four of these sectors in the discussions of principal risks in both the summary prospectus and in the full prospectus.

Response: We have added risk disclosures for the relevant sectors.

STATEMENT OF ADDITIONAL INFORMATION

Investment Strategies and Policies (Page 5)

27.

SEC Comment: The fourth paragraph of this section states that “[i]n order to afford the Funds the flexibility to take advantage of new opportunities for investments in accordance with their investment objectives, to meet redemptions and during temporary defensive periods, the Funds may invest a portion of their assets in cash and cash equivalents.” Please revise this section to clarify that the Funds may only take temporary defensive positions that are inconsistent with the Funds’ principal investment strategies when attempting to respond to adverse market, economic, political, or other conditions. See Instruction 6 to Item 9 of Form N-1A. Please also revise the “Temporary Defensive Investments” section later on page 5, and all other similar disclosures throughout the prospectus and Statement of Additional Information, to make corresponding changes.

Response: The first sentence of the “Temporary Defensive Investments” has been revised as follows: “During adverse market, economic, political, or other conditions, when market conditions are unstable, or the Manager believe it is otherwise appropriate to reduce holdings in stock, the Funds may invest in cash or cash equivalents for defensive purposes.” We find this disclosure appropriate as Form N-1A does not state that temporary defensive positions may only be taken in response to “adverse market, economic, political, or other conditions.”

Investment Strategies and Policies – Temporary Defensive Investments (Page 5)

28.

SEC Comment: Please revise this section to state that, for temporary defensive purposes, the Funds may invest in U.S. Treasury securities, government money market funds, and repurchase agreements. Please delete references to all other securities referenced in this section, which are not permissible investments for the Funds. See Precidian Application at note 16.

Response: The disclosure has been revised to remove all references to securities other than U.S. Treasury securities, government money market funds, and repurchase agreements.

Investment Strategies and Policies – Convertible Securities (Page 6)

29.	SEC Comment: Please revise the first sentence of this section to state that preferred stocks make dividend payments, rather than interest payments.

Response: The first sentence of the “Convertible Securities” section has been revised as requested.

Investment Strategies and Policies – Restricted and Illiquid Securities (Page 7)

30.

SEC Comment: The Funds may not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8) under the Investment Company Act) at the time of purchase. See Precidian Application at page 8. Please revise this section accordingly.

Response: The “Investment Strategies and Policies – Restricted and Illiquid Securities” section of the Statement of Additional Information (“SAI”) has been removed.

Investment Strategies and Policies – Derivatives Risk (Page 8)

31.	SEC Comment: Please revise this section to discuss only the types of derivatives permitted by the Application. See Application at page 8 and note 15.

Response: The “Investment Strategies and Policies – Derivative Transactions” has been updated to clarify that the Funds’ use of derivatives is limited to exchange-traded futures. The disclosure is intended to discuss the general risks associated with investing in derivatives followed by a description of exchange-traded futures and their specific risks.

Investment Strategies and Policies – Interfund Loans (Page 10)

32.	SEC Comment: Since the Funds may not borrow for investment purposes, please revise this section. See Application at page 8.

Response: The “Investment Strategies and Policies – Interfund Loans” section of the SAI has been revised to note that the interfund lending program may only be used by the Funds for redemption liquidity purposes and not for investment purposes.

Investment Strategies and Policies – Secondary Listings Risk (Page 11)

33.

SEC Comment: This section states that the Funds’ shares may trade on stock exchanges other than the Listing Exchange outside of regular U.S. market hours. Please disclose that after hours trading of the Funds could involve heightened risk due to the Funds’ lack of transparency and the lack of availability of a VIIV after hours.

Response: The following disclosure has been added to the end of the “Investment Strategies and Policies – Secondary Listings Risk”: “Specifically, trading of the Funds’s shares after hours could involve heightened risk due to the Funds’ non-transparent structure and the lack of availability of their VIIV after hours.”

Investment Restrictions (Page 11)

34.	SEC Comment: Please add language to the beginning of this section to indicate that the Funds’ investments are limited by their Order and explain those limits.

Response: The requested disclosure has been added.

35.

SEC Comment: Please revise the first investment restriction to state that the Funds may not borrow money for investment purposes. In addition, please revise all other investment restrictions so that this section accurately reflects the investment restrictions imposed by the Precidian Application.

Response: Per SEC Comment No. 34, the Funds have added disclosure to the beginning of this section to indicate that the Funds’ investments are limited by their Order. We do not believe, however, that it is necessary or required for the Funds to adopt these limits as fundamental investment restrictions that would require a shareholder vote to change. The Funds have disclosed throughout the prospectus and SAI that the Funds are subject to the limits set forth in the Order and, should the limits set forth in the Order ever change or the Funds obtain separate exemptive relief from the SEC that is subject to different limits, the Funds would not deviate from their currently-disclosed limits without first seeking the necessary approval of the Trust’s Board of Trustees and providing appropriate disclosure to shareholders.

Creation and Redemption of Creation Units – Role of APs and AP Representatives (Page 16)

36.

SEC Comment: Please disclose in this section that the AP Representative cannot trade for its own account on information regarding the Deposit Securities, be a counterparty to the trades for an Authorized Participant or an affiliate, or be an affiliate of the Funds, their advisers, or the Authorized Participant.

Response: The following disclosure has been added to the “Creation and Redemption of Creation Units – Role of APs and AP Representatives” section: “AP Representatives may not trade for their own accounts on information regarding the Deposit Securities, be a counterparty to the trades for an AP or its affiliates, or be an affiliate of the Funds, the Manager, or the AP.”

Creation and Redemption of Creation Units – Costs Associated with Redemption

Transactions (Page 20)

37.	SEC Comment: Please disclose that the overall limit for the redemption transaction fee is 2%.

Response: The maximum redemption transaction fee is now reflected in the chart.

Management (Page 22)

38.

SEC Comment: We note that much of the information required by this section has been left blank. Please ensure that the Trust’s pre-effective amendment provides all of the information required by Item 17(b)(10) of Form N-1A for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee of the Fund.

Response: The organizational meeting of the Funds is expected to occur on or about December 15, 2020. An amended registration statement containing the information required by Item 17(b)(10) of Form N-1A will be filed after such date.

Code of Ethics (Page 27)

39.

SEC Comment: Please disclose here, or in another appropriate location, the enhanced requirements related to the Funds in light of the AP Representative and the Confidential Account, such as any obligations pursuant Regulation F-D.

Response: We have revised the “Disclosure of Portfolio Holdings” section of the SAI to include disclosures regarding compliance with Regulation FD in relation to APs and their access to the Confidential Account.

GENERAL COMMENTS

40.

SEC Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: We acknowledge that the Staff may have additional comments on the newly completed portions of the Amendment (or any subsequent pre-effective amendment), on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

41.	SEC Comment: Please supplementally explain if you have submitted, or expect to submit, any additional exemptive applications or no-action requests in connection with the registration statement.

Response: We have not filed, and do not anticipate at this time filing, any additional exemptive applications or no-action requests in connection with the Registration Statement.

Very truly yours,

/s/ Tina Payne
Tina Payne
General Counsel

cc:	Gary L. Granik, Esq.

Brad A. Green, Esq.

Max Vogel, Esq.

Mia Pillinger, Esq.